FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending October 12, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --








   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons





I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary shares resulting from the reinvestment of dividends paid to shareholders on 11 October 2007 at a price of GBP13.03 per Ordinary share through the Company's ShareReward Plan ("the Plan").


Mr J S Heslop                    Acquisition of 13 Ordinary shares under the
                                 Dividend Reinvestment element of the Plan


Mr R Bondy                       Acquisition of 13 Ordinary shares under the
                                 Dividend Reinvestment element of the Plan


Mr D Learmouth                   Acquisition of 13 Ordinary shares under the
                                 Dividend Reinvestment element of the Plan


Dr D Pulman                      Acquisition of 7 Ordinary shares under the
                                 Dividend Reinvestment element of the Plan


Mr C Viehbacher                  Acquisition of 3 Ordinary shares under the
                                 Dividend Reinvestment element of the Plan


Mr A P Witty                     Acquisition of 13 Ordinary shares under the
                                 Dividend Reinvestment element of the Plan



The Company and the above-mentioned persons were advised of this information on 12 October 2007.



This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).





S M Bicknell

Company Secretary



12 October 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 12, 2007                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc